[QUARLES & BRADY STREICH LANG, LLP LETTERHEAD]
October 16, 2006
Gregory S. Belliston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OrthoLogic Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 16, 2006
File Number 333-137754
Dear Mr. Belliston:
     We have reviewed your October 6, 2006 comment letter (the “Comment Letter”) regarding the OrthoLogic Corp. Form S-3 filed on October 3, 2006 (the “S-3”), and, on behalf of OrthoLogic Corp. (the “Registrant”), we submit this response letter along with Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 (the “Amended S-3”). The S-3 has been revised in conformity with your comments.
     For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by a response.
1.	Although the Class B, C, and D Warrants have been issued, it appears they will not become exercisable until certain milestones occur. It is the staff’s position that to register the resale of common stock underlying warrants, the warrants must be exercisable within one year. Therefore, in your response letter, please tell us what the milestones are, and provide an analysis as to how you currently expect that the milestones will be accomplished within one year. Alternatively, if you do not believe the milestones will occur within in one year, you should file a pre-effective amendment to remove the share underlying the Class B, C, and D Warrants from the registration statement.
     Registrant cannot confirm with certainty that the Class B, C, or D Warrants will be exercisable within one year because the Class B, C, and D Warrants are subject to a vesting schedule based on the Registrant’s achievement of certain milestones. Therefore, Registrant is filing its Amended S-3 to remove from the registration statement, the shares underlying the Class B, C, and D Warrants.

Sincerely,
/s/ Steven P. Emerick
Steven P. Emerick